BY EDGAR

July 1, 2008

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention:     Ms. Kathleen Collins, Accounting Branch Chief

Re:                Reis, Inc. Form 10-K for the fiscal year ended December 31, 2007, filed March 14, 2008
                      Reis, Inc. Forms 8-K, filed April 3, 2008 and May 21, 2008 File No. 001-12917

Dear Ms. Collins:

I am the Vice President and General Counsel of Reis, Inc., and am writing in response to your letter of June 17, 2008, which provided comments on the above-referenced filings. Your letter requested a response by Wednesday, July 2, 2008. On Friday, June 27, 2008, I spoke to Patrick Gilmore in your office, requesting an extension to respond to your letter. As discussed with Mr. Gilmore, we would like to request an extension through Friday, July 11, 2008. Mr. Gilmore indicated that that would be acceptable, and requested that I memorialize our conversation in an EDGAR-submitted correspondence.

Please do not hesitate to contact me at (212) 921-1122 x326.

Sincerely,

/s/ Alexander G. Simpson Vice President, General Counsel